August 18, 2006

Thomas Jones
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

         Re:      Tech Laboratories, Inc.
                  Cover Letter to Preliminary Proxy Materials
                  Filed on July 21, 2006
                  File No. 0-30172


Dear Mr. Jones:

We represent Tech Laboratories, Inc. (the "Company"). Please be advised that pursuant to our conversation, it is our understanding that the Securities and Exchange Commission has reviewed the Company's faxed supplemental submission with revised changes to its Preliminary Proxy Materials in response to your Comment Letter dated August 7, 2006. Please be advised that the changes incorporated into Amendment No. 1 to Schedule 14A Information Proxy Statement are consistent with such supplemental submission.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP


BY: /s/ Gregg E. Jaclin
    --------------------
    GREGG E. JACLIN

GEJ